UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2018

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: February 11, 2019

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

Chroma, a Leading Taiwanese Corporation,
to Acquire 20.5% of Camtek at $9.50 per share

Parties to enter into a technological licensing & cooperation agreement

MIGDAL HA'EMEK, Israel, February 11, 2019- Camtek Ltd. (Nasdaq: CAMT; TASE: CAMT) announced today that Chroma Ate Inc. (TAIEX: 2360), a leading Taiwanese high precision test and measurement equipment provider, has entered into a definitive agreement to acquire approximately 20.5% of the shares of Camtek, in a cash transaction.

Chroma will acquire a total of 6,117,440 Camtek shares from Priortech Ltd., the controlling shareholder of Camtek, for $58.1 million, and a further 1,700,000 new shares to be issued by Camtek, for $16.2 million. The total cash consideration to be received by Camtek and Priortech amounts to $74.3 million, and is calculated based on a share-price of $9.50 per Camtek share, which reflects a 29% premium on Camtek’s closing price as of February 8, 2019. After the closing of the transaction, Chroma will hold approximately 20.5%, while Priortech will hold approximately 24% of the total issued and outstanding shares of Camtek.

A voting agreement has been signed between Priortech and Chroma according to which the parties will vote together in Camtek’s shareholders’ meetings. According to the voting agreement, after the closing of the transaction, Chroma will be entitled to two seats on Camtek’s Board of Directors and Priortech will be entitled to three seats.

In addition to the investment, Chroma and Camtek entered into an agreement in which Camtek will license its triangulation technology, a metrology solution, in a fee-bearing license for non-semiconductor applications to be used by Chroma. In addition, Chroma and Camtek have agreed to cooperate in potential projects for the semiconductor market based on synergies between their inspection and metrology technologies.

The transaction is expected to close by the end of the second quarter of 2019, subject to the approval of Camtek’s shareholders, as well as approvals by certain regulatory bodies, including the Committee on Foreign Investment in the United States (CFIUS) and the Taiwan Overseas Foreign Investment Commission (MOEAIC), and is also dependent on other customary closing conditions.

Rafi Amit, Camtek’s CEO, commented, “Today we signed agreements of strategic importance for Camtek, whereby Camtek is gaining an important shareholder that will enable it to strengthen its presence in Asia in general, and in Taiwan in particular. Together with Chroma, we will be able to benefit from our technological capabilities beyond the traditional semiconductor markets. I am proud of the vote of confidence that our technology and market position has today gained from a leading Asia-based corporation and I am sure that this is the beginning of a long-term and synergistic relationship that will benefit both Camtek and Chroma.”

Leo Huang, Chroma’s Chairman & CEO, commented, “Through this strategic investment and alliance, we will be able to leverage our White Light Interferometry (WLI) technology, covering several high precision and large object testing and measurement applications, and utilizing Camtek’s patented Triangulation technology. The combination of both technologies will strengthen Chroma’s 3D metrology capabilities for serving broad set of fast growing industries and applications. I am confident that this relationship will accelerate both parties’ technology development and future collective growth.”

Camtek will be hosting a conference call to discuss its fourth quarter and full year results on Wednesday, February 13, 2019. Management will also discuss the above-mentioned deal in further detail on that conference call.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com

About Chroma Ate Inc.

Chroma Ate Inc. (TAIEX: 2360) was founded in November 1984. Chroma is a world leading own brand manufacturer of high precision test and measurement instrument and automated test systems, intelligent manufacturing systems semiconductors testers and test & automation turnkey solutions. Chroma serves in power electronic related components industries, Electric Vehicle and clean technology industries, while serving system level testing (SLT) for GPU, AI, Auto IC and 3D sensing markets.

Chroma’s headquarters is located in Taoyuan, Hwa-Ya Technology Park, with engineering service offices worldwide including China, Europe, Taiwan and United States.

For more information please visit the company’s website: www.chromaate.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.